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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AGILENT TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
 AGILENT TECHNOLOGIES, INC.
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights issued under the Preferred Stock Rights Agreement)
(Title of Class of Securities)

00846U101
(CUSIP Number of Class of Securities)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

William H. Hinman, Jr., Esq.
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
(650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,701,000,000	$317,908

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 73,000,000 shares of common stock at the maximum tender offer price of $37.00 per share.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$317,908	Filing Party:	Agilent Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on November 15, 2005 (collectively, the "Schedule TO"), in connection with the offer by Agilent Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 73,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Preferred Stock Rights Agreement between the Company and the Harris Trust and Savings Bank as Rights Agent, dated as of May 12, 2000, at a price not greater than $37.00 nor less than $32.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2005 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which was attached as Exhibit (a)(1)(B) (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information contained in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Cover Page, Summary Term Sheet, Introduction, Cautionary Note on Forward-Looking Statements sections of the Offer to Purchase, Item 2 "Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans", Item 7 "Conditions of the Tender Offer", Item 10 "Certain Financing Information—Summary Unaudited Pro Forma Consolidated Financial Data"

        In each case in the above-referenced Items where the Company stated that the Offer was conditioned upon the closings of (i) the sale of the Company's Semiconductor Products Group ("SPG"); (ii) the sale of the Company's stake in Lumileds Lighting International, B.V. ("Lumileds"); and (iii) the Term Facility of up to $1.0 billion and the Company's satisfaction of all conditions to borrowing thereunder at least five business days prior to the expiration of the Offer, such statements are supplemented as follows:

        "On November 29, 2005, we announced that we had completed the sale of our stake in Lumileds. On December 1, 2005, we announced that we had completed the sale of our SPG businesses. On December 6, 2005, we announced that there were no remaining financing conditions to closing the Offer. Copies of the press releases related to the closings of the sales of SPG and our stake in Lumileds are filed as Exhibits (a)(1)(I) and (J) to this Schedule TO, and the press release announcing that there are no remaining financing conditions to closing the Offer is filed as Exhibit (a)(1)(K) to this Schedule TO."

Item 3 "Procedures for Tendering Shares"

        The paragraph on page 12 underneath the caption "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" is hereby amended and restated as follows:

        "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.    All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our reasonable discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the expiration of the Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction."

Item 4 "Withdrawal Rights"

        The first full paragraph on page 14 shall be amended and restated as follows:

        "We will decide, in our reasonable discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification."

Item 7 "Conditions to the Tender Offer"

        The last sentence paragraph underneath the caption "Item 7 Conditions to the Offer" is amended and restated as follows:

        "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction."

Item 9 "Source and Amount of Funds"

        In each case in the above-referenced Item where the Company stated that the source and amount of funds required to complete the Offer would be derived from the pending closings of (i) the sale of the Company's Semiconductor Products Group ("SPG"); (ii) the sale of the Company's stake in Lumileds Lighting International, B.V. ("Lumileds"); and (iii) the Term Facility of up to $1.0 billion and the Company's satisfaction of all conditions to borrowing thereunder at least five business days prior to the expiration of the Offer, such statements are supplemented as follows:

        "On November 29, 2005, we announced that we had completed the sale of our stake in Lumileds. On December 1, 2005, we announced that we had completed the sale of our SPG businesses. On December 6, 2005, we announced that there were no remaining financing conditions to closing the

Offer. Copies of the press releases related to the closings of the sales of SPG and our stake in Lumileds are filed as Exhibits (a)(1)(I) and (J) to this Schedule TO, and the press release announcing that there are no remaining financing conditions to closing the Offer is filed as Exhibit (a)(1)(K) to this Schedule TO."

        The paragraph on page 20 immediately following the caption "Term Facility Commitment Letter" is amended and restated as follows:

        "The following is a summary of the material terms of the Commitment Letter, dated as of November 11, 2005 (the "Term Facility Commitment Letter"), from Merrill Lynch Capital Corporation ("MLCC"), which is filed as exhibit (b) to this Schedule TO. We encourage you to read the actual Term Facility Commitment Letter carefully and in its entirety."

        The last sentence of the above-referenced Item on page 22 is deleted.

Item 10 "Certain Financial Information"

        Underneath the section captioned "Historical Financial Information" on page 23 a new captioned section has been inserted as follows:

        Summary Historical Consolidated Financial Data.    The following table sets forth our summary historical consolidated financial data for the years ended October 31, 2004 and 2003 and the nine months ended July 31, 2005 and 2004, certain selected ratios for the years ended October 31, 2004 and 2003, and our financial position as of July 31, 2005, October 31, 2004 and October 31, 2003. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended October 31, 2004 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Reports on Form 10-Q for the quarter ended July 31, 2005. Financial data for the nine months ended July 31, 2005 and 2004 and the selected ratios are unaudited and, in the opinion of our management, include all adjustments, consisting only of normally recurring adjustments, necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

	Nine Months Ended July 31,			Year Ended October 31,
	2005		2004	2004		2003
	(Unaudited)
	(Dollars in millions, except per share amounts)
Income Statement Data:
Revenues	$5,034		$5,359	$7,181		$6,056
Costs and expenses
Cost of sales	2,728		3,016	4,058		3,750
Research and development	724		701	933		1,051
Selling, general and administrative	1,316		1,345	1,804		1,980

	4,768		5,062	6,795		6,781

Income (loss) from operations	266		297	386		(725)
Other income (expense) net	107		47	54		35
Provision (benefit) for taxes	71		69	91		1,100
Cumulative effect of adopting SFAS No. 142	—		—	—		(268)
Net income	$302		$275	$349		$(2,058)

Earnings per share:
Basic	$0.61		$0.57	$0.72		$(3.78)
Diluted	0.61		0.56	0.71		(3.78)
Weighted Average shares outstanding used to compute earnings per share:
Basic	492		482	483		473
Diluted	497		491	490		473
Ratio of earnings to fixed charges(1)	4.7	x		5.7	x	(2)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is a reasonable approximation of the interest factor.

(2)
In 2003, our ratio of earnings to fixed charges was less than one to one due to our loss from operations. In order to cover fixed charges in such period, our earnings from operations would have had to increase by $690 million.

		Year ended October 31,
	Nine Months Ended July 31, 2005
		2004	2003
	(Unaudited)
	(Dollars in millions, except per share amounts)
Financial Position:
ASSETS
Current Assets:
Cash and cash equivalents	$2,782	$2,315	$1,607
Accounts receivable, net	966	1,044	1,086
Inventory	936	1,026	995
Other current assets	242	192	201

Total current assets	4,926	4,577	3,889

Property plant and equipment	1,148	1,258	1,447
Goodwill and other intangible assets	461	443	402
Other assets	817	778	559

Total assets	$7,352	$7,056	$6,297

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$399	$441	$441
Employee compensation and benefits	471	545	566
Deferred revenue	323	284	262
Income and other taxes payable	374	340	326
Other accrued liabilities	204	261	311

Total current liabilities	1,771	1,871	1,906

Senior convertible debentures	1,150	1,150	1,150
Other liabilities	483	466	417

Total liabilities	$3,404	$3,487	$3,473

Commitments and contingencies
Stockholders' equity
Preferred stock
Common stock	5	5	5
Additional paid-in capital	5,311	5,195	4,984
Accumulated deficit	(1,509)	(1,810)	(2,159)
Accumulated other comprehensive income	141	179	(6)

Total stockholders' equity	3,948	3,569	2,824
Total liabilities and stockholders' equity	$7,352	$7,056	$6,297

Book value per share	$7.99	$7.33	$5.33

Item 12. "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

        On page 36, underneath the heading "Hewlett Family Accounts (4)", the row in the table beginning with "Public Policy Institute of California (4)" is deleted.

        On page 36, in the row entitled "Flora Family Foundation(4)", the figure of "287,703" underneath the column "Amount ant nature of beneficial ownership" is deleted and replaced with "278,103".

        On page 37, the text of footnote 4 is amended and restated to read as follows:

        "Mr. Hewlett shares voting and investment power over the shares held by the Packard Humanities Institute. Mr. Hewlett does not have voting or investment power over the shares held by the William and Flora Hewlett Foundation, as voting and investment power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee. Mr. Hewlett is a director of the Flora Family Foundation and serves on its Investment Committee, but he has excused himself from any Flora Family Foundation decisions dealing with Agilent stock. Mr. Hewlett disclaims any beneficial interest in the foregoing shares, because he has no pecuniary interest in the shares."

Letter of Transmittal at Exhibit (a)(1)B)

        Subclause (4) found in the second full paragraph on page 6 of the Letter of Transmittal found at Exhibit (a)(1)B) is deleted.

        Section 9 on page 14 captioned "Irregularities" is amended and restated as follows:

        "9.    Irregularities.    The Company will determine in its reasonable discretion all questions as to the purchase price, the number of shares to accept, and the validity, eligibility (including time of receipt), and acceptance for payment of any tender of shares. Any such determinations will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of shares it determines not to be in proper form or the acceptance of which or payment for which may, in the Company's opinion, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any particular shares, and the Company's interpretation of the terms of the Offer, including these instructions, will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager (as defined in the Offer to Purchase), the Depositary, the Information Agent (as defined in the Offer to Purchase) or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice."

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(1)(I)**	Press release dated November 29, 2005, entitled "Agilent Technologies Completes Sale of Its Stake in Lumileds"
(a)(1)(J)*	Press release dated December 1, 2005, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated December 2, 2005, entitled "Agilent Technologies Completes Divestiture of Semiconductor Products Business for $2.66 Billion"
(a)(1)(K)**	Press release dated December 6, 2005, "Agilent Technologies, Inc. Announces No Remaining Financing Conditions to Closing its Modified "Dutch Auction" Self-Tender Offer"

*
Incorporated by reference as previously filed.

**
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2005	AGILENT TECHNOLOGIES, INC.
	By:	/s/ ADRIAN DILLON Name: Adrian Dillon Title: Executive Vice President, Finance and Administration and Chief Financial Officer

Exhibit Index

(a)(1)(A)**	Offer to Purchase dated November 15, 2005.
(a)(1)(B)**	Letter of Transmittal, as amended hereby.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)***	Press Release, dated November 14, 2005, incorporated by reference from Exhibit 99.2 to our Current Report on Form 8-K dated November 14, 2005.
(a)(1)(H)**	Summary Advertisement dated November 15, 2005.
(a)(1)(I)****	Press release dated November 29, 2005, entitled "Agilent Technologies Completes Sale of Its Stake in Lumileds"
(a)(1)(J)*	Press release dated December 1, 2005, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated December 2, 2005, entitled "Agilent Technologies Completes Divestiture of Semiconductor Products Business for $2.66 Billion"
(a)(1)(K)****	Press release dated December 6, 2005, entitled "Agilent Technologies, Inc. Announces No Remaining Financing Conditions to Closing its Modified "Dutch Auction" Self-Tender Offer"
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)**	Term Facility Commitment Letter between Agilent Technologies, Inc. and Merrill Lynch Capital Corp., dated November 11, 2005
(d)(1)***	Agilent Technologies, Inc. 1999 Stock Plan, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.2 of the Company's S-1/A filed October 22, 1999.
(d)(2)***	Agilent Technologies, Inc. 1999 Stock Plan (Restatement effective September 17, 2001), incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.13 of the Company's Form 10-K/A filed on February 1, 2002.
(d)(3)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective May 21, 2002), incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from the Company's Form S-8 filed May 23, 2002.
(d)(4)***	Agilent Technologies, Inc. Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 4.1 of the Company's Form S-8 filed September 29, 2000.

(d)(5)***	1999 Non-Employee Director Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.3 of the Company's S-1/A filed October 22, 1999.
(d)(6)***	Agilent Technologies, Inc. 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto dated March 5, 2003, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit (d)(1) of the Company's Schedule TO filed May 20, 2003.
(d)(7)***	Amendment No. 2 to Agilent Technologies, Inc. 1999 Stock Plan dated May 20, 2003, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.18 of the Company's Form 10-Q filed June 4, 2003.
(d)(8)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective November 18, 2003), incorporated by reference from Exhibit 10.19 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed March 4, 2004.
(d)(9)***	1999 Non-Employee Director Stock Plan (Amendment and Restatement effective January 20, 2004), incorporated by reference from Exhibit 10.20 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed June 3, 2004.
(d)(10)***	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement effective November 1, 2004), incorporated by reference from Exhibit 10.24 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.23 of the Company's Form 10-Q filed September 2, 2004.
(d)(11)***	Agilent Technologies, Inc. Non-Employee Director Stock Plan (Amendment and Restatement effective July 20, 2004), incorporated by reference from Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.24 of the Company's 10-Q filed September 2, 2004.
(d)(12)***	Preferred Stock Rights Agreement between the Company and Harris Trust and Savings Bank dated as of May 12, 2000, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 1 of the Company's Form 8-A filed May 17, 2000.
(d)(13)***	Asset Purchase Agreement, dated as of August 14, 2005, by and between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd., incorporated by reference from Exhibit 2.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(14)***	Share Purchase Agreement, dated as of August 12, 2005, by and among Agilent Technologies, Inc. and Agilent LED International, Philips Lumileds Holding B.V. and Koninklijke Philips Electronics N.V., incorporated by reference from Exhibit 2.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.

(d)(15)***	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and the Chief Executive Officer, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(16)***	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and Named Executive Officers (other than the Company's Chief Executive Officer), incorporated by reference from Exhibit 10.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(17)***	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(18)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(19)***	Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees, Amended and Restated effective November 1, 2004, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K dated March 1, 2005.
(d)(20)***	Compensation Arrangement Summary for William P. Sullivan, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(21)***	Compensation Arrangement Summary for James G. Cullen, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(22)***	Compensation Arrangement Summary for Adrian T. Dillon, effective March 1, 2005, incorporated by reference from Exhibit 10.49 of the Company's Form 10-Q dated March 10, 2005.
(d)(23)***	Compensation Arrangement Summary for Chris van Ingen, effective March 1, 2005, incorporated by reference from Exhibit 10.50 of the Company's Form 10-Q dated March 10, 2005.
(d)(24)***	Compensation Arrangement Summary for each of the non-employee directors, effective March 1, 2005, incorporated by reference from Exhibit 10.52 of the Company's Form 10-Q dated March 10, 2005.
(d)(25)***	Offer letter from the Company to Adrian T. Dillon as incoming Executive Vice President and Chief Financial Officer, dated November 6, 2001, incorporated by reference from Exhibit 10.15 of the Company's Form 10-Q filed on March 6, 2002.
(d)(26)***	Agilent Technologies, Inc. Excess Benefit Retirement Plan (Amendment effective May 1, 2000), incorporated by reference from Exhibit 10.7 of the Company's Form 10-K filed January 22, 2002.
(d)(27)***	Agilent Technologies, Inc. Deferred Compensation Plan (Amendment and Restatement as of March 19, 2002), incorporated by reference from Exhibit 10.10 of the Company's Form 10-K filed December 20, 2002.
(d)(28)***	Agilent Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors (effective March 1, 2004), incorporated by reference from Exhibit 10.21 of the Company's Form 10-Q filed June 3, 2004.
(d)(29)***	Agilent Technologies, Inc. Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 of the Company's 8-K filed November 19, 2004.

(d)(30)***	Agilent Technologies, Inc. 2005 Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.2 of the Company's 8-K filed November 19, 2004.
(g)	Not Applicable.
(h)	Not Applicable.

*
Incorporated by reference as previously filed.

**
Previously filed on Schedule TO on November 15, 2005.

***
Previously incorporated by reference on Schedule TO on November 15, 2005.

****
Filed herewith.

QuickLinks

INTRODUCTION
  ITEMS 1 THROUGH 11.
  Item 3 "Procedures for Tendering Shares"
  Item 4 "Withdrawal Rights"
  Item 7 "Conditions to the Tender Offer"
  Item 9 "Source and Amount of Funds"
  Item 10 "Certain Financial Information"
  Item 12. "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares
  ITEM 12. EXHIBITS.
SIGNATURE
Exhibit Index